UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 20)

China Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G21107100

(CUSIP Number)

Yuen Kam

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

(852) 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Paul Strecker, Esq.

Shearman & Sterling

12th Floor, Gloucester Tower

The Landmark

15 Queen’s Road Central

Hong Kong

(852) 2978 8000

January 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Golden Meditech Stem Cells (BVI) Company Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 78,874,106
		8	Shared Voting Power 0
		9	Sole Dispositive Power 78,874,106
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.4%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Golden Meditech Holdings Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 78,874,106
		8	Shared Voting Power 0
		9	Sole Dispositive Power 78,874,106
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 78,874,106
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)		☐
13	Percent of Class Represented by Amount in Row (11) 65.4%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Excellent China Healthcare Investment Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Magnum Opus 2 International Holdings Limited
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 0
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0.00%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Bio Garden Inc.
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 29,736,465
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 29,736,465
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,736,465
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. G21107100			13D/A

1	Name of Reporting Persons Yuen Kam
2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Hong Kong S.A.R.
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 0
		8	Shared Voting Power 29,772,843
		9	Sole Dispositive Power 0
		10	Shared Dispositive Power 29,772,843
11	Aggregate Amount Beneficially Owned by Each Reporting Person 29,772,843
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 24.7%
14	Type of Reporting Person (See Instructions) IN

This Amendment No. 20 is being filed jointly by Golden Meditech Stem Cells (BVI) Company Limited (“GM Stem Cells”), Golden Meditech Holdings Limited (“Golden Meditech”), Bio Garden Inc. (“Bio Garden”), Excellent China Healthcare Investment Limited (“ECHIL”), Magnum Opus 2 International Holdings Limited (“MO2”) and Yuen Kam (“Mr. Kam”).

This Amendment No. 20 amends and supplements the statement on Schedule 13D jointly filed with the Securities and Exchange Commission on July 9, 2009 by GM Stem Cells and Golden Meditech, as previously amended and supplemented by amendments to Schedule 13D filed on June 23, 2011, September 30, 2011, April 12, 2012, May 2, 2012, October 4, 2012, July 11, 2013, August 25, 2014, April 27, 2015, May 4, 2015, May 8, 2015, July 27, 2015, August 6, 2015, August 26, 2015, October 26, 2015, November 3, 2015, November 5, 2015, November 13, 2015, November 30, 2015 and December 7, 2015 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

As of January 4, 2016, Golden Meditech completed the purchases of the ECHIL Notes, the Magnum Note and the Kam Sale Shares. In addition, as of January 4, 2016, Golden Meditech transferred (a) the ECHIL Notes, (b) the Magnum-GM Note, (c) the Kam Sale Shares, (d) the CGL-GM Note, and (e) 7,314,015 Ordinary Shares held by Golden Meditech to GM Stem Cells. As a result of such transfers, GM Stem Cells became the beneficial owner of an aggregate of 78,874,106 Ordinary Shares, comprising (i) 38,352,612 Ordinary Shares directly held by GM Stem Cells, (ii) 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes, (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum-GM Note, and (iv) 8,809,020 Ordinary Shares issuable upon conversion in full of the CGL-GM Note (collectively, the “GM Shares”), representing in the aggregate approximately 65.4% of the outstanding Ordinary Shares of the Company on a fully diluted basis.

On January 6, 2016, Golden Meditech (as the guarantor), GM Stem Cells (as the seller) and Nanjing Xinjiekou Department Store Co., Ltd. (“Nanjing Xinjiekou”) entered into an agreement to purchase assets by share issuance and cash payment (the “GM Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Xinjiekou and Nanjing Xinjiekou agreed to acquire from GM Stem Cells (a) the GM Shares or (b) such number of Ordinary Shares held by GM Stem Cells in the Company as the surviving company after the completion of the Acquisition (as defined below) equivalent to the number of GM Shares (each of (a) or (b), the “GM Sale Shares”). The “Acquisition” refers to the proposed acquisition by GM Stem Cells of the outstanding Ordinary Shares not currently owned by GM Stem Cells pursuant to a merger of the Company with a wholly-owned subsidiary of GM Stem Cells, resulting in a delisting of the Company from the New York Stock Exchange.

Pursuant to the GM Sale Agreement, the purchase price for the GM Sale Shares will be RMB5,764 million, of which RMB2,500 million will be settled by the allotment and issuance of ordinary shares of Nanjing Xinjiekou to GM Stem Cells, and the remaining RMB3,264 million will be settled by Nanjing Xinjiekou in cash through the payment in U.S. Dollars of US$504.8 million to GM Stem Cells.

The GM Sale Agreement will come into effect upon the satisfaction of certain conditions specified therein, including but not limited to the following: (a) Nanjing Xinjiekou, Golden Meditech and GM Stem Cells having obtained the appropriate corporate approvals to proceed with the sale and purchase of the GM Sale Shares; (b) the sale and purchase of the GM Sale Shares having been approved by the relevant regulatory authorities, including the Ministry of Commerce of the PRC and the China Securities Regulatory Commission; and (c) GM Stem Cells and Golden Meditech having obtained consents or waivers from certain third parties with respect to the execution and performance of the GM Sale Agreement.

The completion of the sale and purchase of the GM Sale Shares is conditional upon, among other things, (a) for a period commencing from September 30, 2015 and ending on the date the sale and purchase of the GM Sale Shares is completed (the “First Completion Date”), the Company and Nanjing Xinjiekou having conducted their respective businesses normally, and there being no material adverse change to the legal person status, shareholding structure, financial status or substantial assets of the Company or Nanjing Xinjiekou, respectively; (b) Nanjing Xinjiekou having maintained its listing status on the Shanghai Stock Exchange; (c) the Profit Compensation Agreement (as defined below) having been executed by GM Stem Cells and Nanjing Xinjiekou; (d) Nanjing Xinjiekou having agreed, for a period commencing from the First Completion Date and ending on December 31, 2018, not to (x) change the number or composition of the key management members, scope of principal business, development plan, operating strategy, investment plan or business model of the Company or (y) unreasonably interfere with the daily operation of the Company; and (e) the First Share Charge (as defined below) having been executed by Nanjing Xinjiekou and GM Stem Cells.

The GM Sale Agreement may be terminated by either GM Stem Cells or Nanjing Xinjiekou unilaterally in the circumstances specified therein, including in the event of any material breach of the GM Sale Agreement by Nanjing Xinjiekou or GM Stem Cells or the failure by Nanjing Xinjiekou or GM Stem Cells to satisfy the applicable conditions precedent by December 31, 2016. Upon such termination, the non-defaulting party shall be entitled to receive a termination fee of US$30 million from the defaulting party; provided, however, in the event that the sale and purchase of the GM Sale Shares has not been approved by the relevant regulatory authorities or the shareholders of Golden Meditech or Nanjing Xinjiekou, the non-defaulting party will not be entitled to such a termination fee.

In connection with the GM Sale Agreement, on January 6, 2016, GM Stem Cells and Nanjing Xinjiekou also entered into a profit compensation agreement (the “Profit Compensation Agreement”), pursuant to which GM Stem Cells agreed to provide certain undertakings to Nanjing Xinjiekou with respect to the financial performance of the Company for each of the calendar year ending 31 December 2016, 2017 and 2018  (the “Guaranteed Period”), and to provide compensation to Nanjing Xinjiekou under certain circumstances in the event that the Company does not meet the net profit targets specified in the Profit Compensation Agreement during the Guaranteed Period.

In connection with the GM Sale Agreement, Nanjing Xinjiekou also agreed to execute a share charge (the “First Share Charge”) with GM Stem Cells, pursuant to which Nanjing Xinjiekou will, upon acquiring ownership of the GM Sale Shares, grant a charge over the GM Sale Shares in favor of GM Stem Cells to secure (a) all the present and future payment obligations of Nanjing Xinjiekou to GM Stem Cells under the GM Sale Agreement and (b) all the present and future payment and other obligations of Nanjing Xinjiekou under the First Share Charge.

Concurrently with the execution of the GM Sale Agreement, Golden Meditech (as the guarantor), GM Stem Cells (as the seller) and Nanjing Xinjiekou also entered into a share sale and purchase agreement (the “Minority Share Sale Agreement”), pursuant to which GM Stem Cells agreed to sell to Nanjing Xinjiekou and Nanjing Xinjiekou agreed to acquire from GM Stem Cells, 41,730,636 Ordinary Shares to be issued to GM Stem Cells by the Company as the surviving company after the completion of the Acquisition (the “Minority Sale Shares”). Pursuant to the Minority Share Sale Agreement, the purchase price for the Minority Sale Shares will be US$267,076,070, which will be settled by Nanjing Xinjiekou in cash paid to GM Stem Cells.

The Minority Share Sale Agreement will come into effect upon the satisfaction of certain conditions specified therein, including but not limited to the following: (a) Nanjing Xinjiekou, Golden Meditech and GM Stem Cells having obtained the appropriate corporate approvals to proceed with the sale and purchase of the Minority Sale Shares; (b) the sale and purchase of the Minority Sale Shares having been approved by the relevant regulatory authorities; (c) GM Stem Cells and Golden Meditech having obtained consents or waivers from certain third parties with respect to the execution and performance of the Minority Share Sale Agreement; (d) the GM Sale Agreement having come into effect; and (e) the Acquisition having been completed and GM Stem Cells having acquired ownership of the Minority Sale Shares.

The completion of the sale and purchase of the Minority Sale Shares is conditional upon, among other things, (a) for a period commencing from the date of the Minority Share Sale Agreement and ending on the date the sale and purchase of the Minority Sale Shares is completed, the Company and Nanjing Xinjiekou having conducted their respective businesses normally, and there being no material adverse change to the legal person status, shareholding structure, financial status or substantial assets of the Company or Nanjing Xinjiekou, respectively; (b) Nanjing Xinjiekou having maintained its listing status on the Shanghai Stock Exchange, and (c) the Second Share Charge (as defined below) having been executed by Nanjing Xinjiekou and GM Stem Cells.

The Minority Share Sale Agreement may be terminated by either GM Stem Cells or Nanjing Xinjiekou unilaterally in the circumstances specified therein, including any material breach of the Minority Share Sale Agreement by Nanjing Xinjiekou or GM Stem Cells or the failure by Nanjing Xinjiekou or GM Stem Cells to satisfy the applicable conditions precedent by December 31, 2016. Upon such termination, the non-defaulting party shall be entitled to receive a termination fee of US$30 million from the defaulting party; provided, however, in the event that the sale and purchase of the Minority Sale Shares has not been approved by the relevant regulatory authorities or the shareholders of Golden Meditech or Nanjing Xinjiekou, or the Acquisition has not been approved by the special committee of the board of directors of the Company or the relevant regulatory authorities, or the Acquisition has not otherwise been consummated and GM Stem Cells has not acquired ownership of the Minority Sale Shares, the non-defaulting party will not be entitled to such a termination fee.

In connection with the Minority Share Sale Agreement, Nanjing Xinjiekou also agreed to execute a share charge (the “Second Share Charge”) with GM Stem Cells, pursuant to which Nanjing Xinjiekou will, upon acquiring ownership of the Minority Sale Shares, grant a charge over the Minority Sale Shares in favor of GM Stem Cells to secure (a) all the present and future payment obligations of Nanjing Xinjiekou to GM Stem Cells under the Minority Share Sale Agreement and (b) all the present and future payment and other obligations of Nanjing Xinjiekou under the Second Share Charge.

The description of the GM Sale Agreement, the Minority Share Sale Agreement and the Profit Compensation Agreement in this Item 3 is qualified in its entirety by reference to the complete text of the English translations of such documents, copies of which are attached hereto as exhibits 31, 32 and 33, respectively, and are incorporated by reference in their entirety into this Item 3. The description of the First Share Charge and Second Share Charge in this Item 3 is also qualified in its entirety by reference to the complete text of such documents, copies of which are attached hereto as exhibits 34 and 35 and are incorporated by reference in their entirety into this Item 3.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the GM Sale Agreement, the Minority Share Sale Agreement, the Profit Compensation Agreement, the First Share Charge and the Second Share Charge in Item 3 is incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) — (b) The following table sets forth the beneficial ownership of Ordinary Shares of the Company for each of the Reporting Persons as of the date of this Amendment No. 20.

Name	Shares Beneficially Owned	Percentage of Total(1)	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
GM Stem Cells (2)	78,874,106	65.4%	78,874,106	—	78,874,106	—
Golden Meditech(3)	78,874,106	65.4%	78,874,106	—	78,874,106	—
ECHIL	—	—	—	—	—	—
MO2	—	—	—	—	—	—
Bio Garden(4)	29,736,465	24.7%	—	29,736,465	—	29,736,465
Mr. Kam(5)	29,772,843	24.7%	—	29,772,843	—	29,772,843

(1) As disclosed in the Form 20-F of the Company filed with the SEC on July 31, 2015, the Company had 80,083,248 Ordinary Shares outstanding as of March 31, 2015.

(2) Includes (i) 38,352,612 Ordinary Shares held by GM Stem Cells, (ii) 22,903,454 Ordinary Shares issuable upon conversion in full of the ECHIL Notes, (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the Magnum-GM Note, and (iii) 8,809,020 Ordinary Shares issuable upon conversion in full of the CGL-GM Note.

(3) Includes 78,874,106 Ordinary Shares held by GM Stem Cells.

(4) Includes 29,736,465 of the 78,874,106 Ordinary Shares beneficially owned by Golden Meditech. Bio Garden beneficially owns 37.701175% of the ordinary shares of Golden Meditech.

(5) Includes 29,772,843 of the 78,874,106 Ordinary Shares beneficially owned by Golden Meditech. Mr. Kam beneficially owns 37.747296% of the ordinary shares of Golden Meditech assuming the exercise of vested share options held by Mr. Kam to purchase additional ordinary shares of Golden Meditech.

Mr. Kam Yu Kong currently owns 282,193 Ordinary Shares and Ms. Ting Zheng currently owns 1,071,994 Ordinary Shares.

Due to the nature of the transactions described in this Schedule 13D, the Reporting Persons may be deemed to be part of a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with each other. Except as disclosed in this Schedule 13D, each Reporting Person hereby expressly disclaims beneficial ownership of any Ordinary Shares beneficially owned by any of the other Reporting Persons or any other person, and does not affirm membership in a “group” (within the meaning of Rule 13(d)-5 of the Exchange Act) with any of the other Reporting Persons or any other person.

The description of the GM Sale Agreement, the Minority Share Sale Agreement, the Profit Guarantee Agreement, the First Share Charge and the Second Share Charge in Item 3 is incorporated herein by reference in its entirety.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The description of the GM Sale Agreement, the Minority Share Sale Agreement, the Profit Compensation Agreement, the First Share Charge and the Second Share Charge in Item 3 is incorporated herein by reference in its entirety.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

The following documents are filed as exhibits:

Exhibit No.	Description

Exhibit 31	Agreement to Purchase Assets by Share Issuance and Cash Payment, dated as of January 6, 2016, by and among Nanjing Xinjiekou, GM Stem Cells and Golden Meditech

Exhibit 32	Share Sale and Purchase Agreement, dated as of January 6, 2016, by and among Nanjing Xinjiekou, GM Stem Cells and Golden Meditech

Exhibit 33	Profit Compensation Agreement, dated as of January 6, 2016, by and between Nanjing Xinjiekou and GM Stem Cells

Exhibit 34	Form of Share Charge, to be entered into by Nanjing Xinjiekou in favor of GM Stem Cells

Exhibit 35	Form of Share Charge, to be entered into by Nanjing Xinjiekou in favor of GM Stem Cells

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 7, 2016

GOLDEN MEDITECH STEM CELLS (BVI) COMPANY LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Chairman and Chief Executive Officer

BIO GARDEN INC.

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

EXCELLENT CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

MAGNUM OPUS 2 INTERNATIONAL HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name: Yuen Kam
Title: Director

YUEN KAM

/s/ Yuen Kam